PRIMERO ANNOUNCES HIGH-GRADE BLACK FOX COMPLEX DRILLING RESULTS AND REPORTS UPDATED RESERVES AND RESOURCES

Toronto, Ontario, July 9, 2014 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) today announced new high-grade drilling results at depth at its Black Fox mine and Grey Fox property and also provided updated Mineral Reserves and Mineral Resources for the Black Fox Complex (which includes the Black Fox mine and the Grey Fox exploration property) as at December 31, 2013.

”We are very pleased to announce new drilling results from our recently acquired Black Fox Complex,” stated Mr. Joseph F. Conway, Chief Executive Officer. “The results continue to confirm and expand the known high-grade mineralization approximately 200 metres below the current mining level at the Black Fox mine. With mines in the region extending to an average of approximately 1,600 metres below surface and the Black Fox mine currently only at 500 metres, there is significant exploration potential still to be realized. We also reported promising drill results from the adjacent Grey Fox property, further encouraging us that Grey Fox is a significant potential future ore source for the Company.

On the acquisition of the Black Fox Complex, we reviewed the block model and Mineral Reserve and Mineral Resource estimation parameters. While we believe the block model estimation methodology is appropriate, we have elected to be more conservative on several estimation parameters. Accordingly we have increased the cutoff grade, reduced the area of influence around drill holes, used more detailed domaining, more conservative capping and have not included any drilling from 2014. We believe this more conservative approach is appropriate as we optimize the Black Fox operation. We were very encouraged by the increase in underground reserve grade and the large increase in ounces and grade of the inferred resource which reflects the future opportunity we see at this mine. While the new estimation has resulted in a reduction in reserves and resources, the advancement in underground development and significant increases in definition and delineation drilling are expected to position the Company to materially increase resources and convert resources into reserves by the end of 2014.”

1

High-Grade Drill Results Confirm Extension of the Black Fox Deposit at Depth

The Company’s 2014 $16.8 million exploration program covers both the Black Fox mine and the adjacent Grey Fox exploration property. The exploration and delineation program includes 132,100 metres of drilling, broken into 55,700 metres at Black Fox and 76,400 metres at Grey Fox. Approximately 8,330 metres and 22,780 metres, respectively, have been drilled at each property to date in 2014.

In October 2013 two high-grade gold intercepts were announced, located approximately 720 metres below surface and approximately 240 metres below current mining operations in the lower central zone of the Black Fox deposit. Today Primero announced results from six additional high-grade intercepts, giving the Company further confidence that the Black Fox ore body extends at depth.

Drill holes 440-16-EB (which returned 24.4 grams per tonne (“g/t”) over 14.7 metres), 440-24-E, 440-25-E, 645-02-W and 440-23-EB (which returned 9.9 g/t over 31.8 metres), confirm and expand the area of known mineralization at depth in the lower central zone of the Black Fox deposit. This lower central zone remains a focus of the Company’s 2014 exploration program. Better drilling angles will be available in the second half of 2014 from the new 520 level exploration drift, with drilling targeting a zone located between 1,020 metres and 1,170 metres below surface.

A new mineralized area was also discovered in the lower west zone of the Black Fox deposit. Drill hole 345-23-W, a step out drill hole testing for mineralization in the lower west zone, returned 3.5 g/t over 5.0 metres. Although the mineralization interval is lower grade than other mineralization at depth, it does indicate the potential for expanding the known mineralization at depth by up to 425 metres laterally to the west. Further drilling in the lower west zone is planned in the second half of 2014.

The remaining Black Fox 2014 exploration program will continue to test the full lateral and depth potential of the Black Fox mine. The lower east and Tamarack zones, both regions believed to be high exploration potential regions of the underground mine, will be drilled in the second half of 2014. The Company has also begun a surface exploration program to drill the east and west extensions of the open-pit, which is currently in its third push back, with the objective of extending the open-pit life.

In the Black Fox Mineral Resource update released today (see Table 4), the Inferred Mineral Resource includes approximately 50,000 ounces of gold at a grade of 9.0 g/t which was estimated using the deep drill holes completed in 2013. The Company is confident that the 40,000 metres of drilling planned outside of the existing Mineral Resource, will increase Mineral Resources and potentially convert Mineral Resources into Mineral Reserves in 2014.

Figure 1 illustrates the location of the Black Fox drill results reported in Table 1.

2

Table 1: Black Fox Mine Recent Drilling Results.

Hole	From (m)	To (m)	Core Width (m)	Gold Grade (g/t)	Metal Factor (grade by width)
345-23-W	296.0	301.0	5.0	3.5	17.3
440-16-EB	213.1	227.8	14.7	24.4	357.9
	231.3	235.0	3.7	17.7	65.6
	239.5	251.4	11.9	7.5	88.8
	257.4	259.1	1.7	2.9	5.0
440-23-EB	222.0	253.8	31.8	9.9	315.1
440-24-E	241.9	245.4	3.4	3.9	13.5
	249.8	259.5	9.7	4.4	42.9
	265.1	273.0	7.9	2.6	20.6
440-25-E	254.0	260.0	6.0	4.9	29.2
645-02-W	351.8	357.8	6.0	6.9	41.8
	359.4	364.0	4.6	1.3	6.1
	366.1	370.0	3.3	6.9	22.6
645-01-W1,2	339.6	366.4	26.8	26.0	695.2
	339.7	348.0	8.4	66.3	553.6
645-34-W1,3	316.9	354.7	37.8	18.1	683.8
	329.5	339.8	10.4	39.5	408.3

*All assays are capped at 300 g/t gold, average gold grades over core length widths.
Notes:
1.	Included in the December 31, 2013 Mineral Reserve and Mineral Resource estimate.
2.	As reported on October 16, 2013 in news release entitled “Brigus Drills 40.71 gpt Gold Over 26.75 Metres at Black Fox & Reports High Grade Drilling Results at Grey Fox”, as filed on Sedar.
3.	As reported on October 31, 2013 in news release entitled “Brigus Drills 18.09 gpt Gold Over 37.80 Metres & Announces Underground Exploration Program at Black Fox”, as filed on Sedar.

Grey Fox Drill Results Bolster Confidence in Project

Today Primero also announced recent drilling results from the Grey Fox property, located 4.0 kilometres southeast of the Black Fox mine. The Contact, 147 and Grey Fox South Zones all occur within close proximity of each other and provide Primero with near term production growth opportunities due to their proximity to the Black Fox mine infrastructure.

The Contact Zone drill results show continuation of the newly identified hanging wall zone as drilling is extended to the north and east. Drilling in the second half of 2014 will continue to infill the Contact Zone and these results will be included in the 2014 year-end Mineral Resource estimate for the Grey Fox property.

The Grey Fox South results are encouraging as they indicate the zone is wider than previously anticipated with more consistent grade than in earlier drilling.

Full details of recent drill results from the Grey Fox Property including the Contact, 147 and Grey Fox South Zones are listed in Appendix 1. Figure 3 illustrates the location of the reported Grey Fox property drill results.

Table 2: Grey Fox Exploration Property Recent Drilling Highlights.

Hole	From (m)	To (m)	Core Width (m)	Gold Grade (g/t)	Mineralized Zone	Metal Factor (grade by width)
GF13-804	205.0	248.0	43.0	2.7	Contact Zone	114.8
GF13-810	19.4	41.6	22.2	7.0	Contact Zone	154.9
GF14-848	369.0	411.8	42.8	3.7	Contact Zone	156.6
GF14-862	289.0	325.0	36.0	4.4	Contact Zone	156.6
GF14-867	499.0	542.0	43.0	3.6	Contact Zone	153.2
GF14-852	155.0	168.0	13.0	11.4	Grey Fox South	148.5
GF14-857	215.0	236.0	21.0	9.4	Grey Fox South	198.2

*All assays are capped at 100 g/t gold, average gold grades over core length widths.

Black Fox Complex Mineral Resources and Mineral Reserves at December 31, 2013

The Company retained InnovExplo Inc. (“InnovExplo”), an independent mining and exploration consulting firm based in Val-d’Or, Québec, to perform the Black Fox Complex Mineral Resource estimation. The Mineral Resource estimation included two estimations, one for the Black Fox mine and a second for the Grey Fox exploration property. The Black Fox Mineral Reserve estimation was performed by Black Fox mine personnel.

The Mineral Resource estimate for the Black Fox mine was made using 3D block modelling. The inverse distance squared (“ID2”) interpolation method was used on an area of the Black Fox mine with a strike-length of 1.5 kilometres (“km”) and a width up to approximately 1.0 km, down to a vertical depth of 900 metres below surface. Twenty-four (24) mineralized zones have been interpreted in transverse sections, plan views, and 3D views, as well as one mineralized envelope containing 23 of the 24 mineralized zones. InnovExplo used cut-off grades of 0.9 g/t (open pit potential) and 3.0 g/t Au (underground potential) in the resource estimation.

The Mineral Resource estimate for the Grey Fox exploration property was made using 3D block modelling. Ordinary Kriging (“OK”) and the ID2 interpolation methods were used on an area of the Grey Fox deposit with a strike-length of 1.3 km and a width of up to approximately 1.0 km, down to a vertical depth of 600 metres below surface. Sixteen geological zones have been interpreted in transverse sections spaced 12.5 metres apart, thirteen of which host mineralization and three are sterile. At Grey Fox, InnovExplo used cut-off grades of 0.9 g/t (open pit potential) and 3.0 g/t Au (underground potential) in the resource estimation.

The Black Fox Mineral Reserve estimate includes open pit, underground and stockpile reserves. Mineral Resources were converted to Mineral Reserves by applying mining cut-off grades, mining dilution, and mining recovery factors. Mine cut-off grades of 1.0 g/t and 3.4 g/t Au were used for open pit and underground Mineral Reserve estimates respectively.

The Open Pit Mineral Reserves were constrained to the Phase 3 pit design, completed in November 2013. The pit optimization was based on a gold price of $1,150 per ounce, a gold processing recovery factor of 94% and an exchange rate of US$1.00=C$ 1.04.

Two methods were used for estimating the Underground Mineral Reserves at Black Fox. Primero assumed that resources below Level 235 will be mined by bulk mining methods, such as long hole mining, and created mining stope shapes that were then evaluated against the block model. The underground resources above Level 235 on the other hand, are typically narrower veins and Primero assumed this ore to be mined by shrinkage stoping and mechanized cut-and-fill. For these resources, Primero applied dilution and recovery factors to blocks above the cut-off grade.

Table 3: Black Fox Mine Mineral Reserves as at December 31, 2013.

Classification	Category	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Proven	Stockpile	716,200	1.1	24,700
Total Proven		716,200	1.1	24,700
Probable	Open Pit	1,468,500	3.7	173,900
Probable	Underground	1,663,900	6.3	339,100
Total Probable		3,132,500	5.1	513,000
Total Proven & Probable		3,848,700	4.3	537,700

Notes to Black Fox Mineral Reserve estimate:
1.	Mineral Reserves stated as at December 31, 2013.
2.	Open pit cut-off grade of 1.0 g/t Au and underground cut-off grade of 3.4 g/t.
3.	Gold price assumed is US$1,250 per troy ounce.
4.	Processing gold recovery factor 94% assumed.

Table 4: Black Fox Mine Mineral Resources as at December 31, 2013 (inclusive of Mineral Reserves).

Classification	Category	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Measured	Stockpile	716,200	1.1	24,706
Total Measured		716,200	1.1	24,706
Indicated	Open Pit	1,423,900	4.0	182,518
Indicated	Underground	1,852,800	7.5	445,336
Total Indicated		3,276,700	6.0	627,854
Total Measured & Indicated		3,992,800	5.1	652,560
Inferred	Open Pit	364,100	5.8	67,897
Inferred	Underground	326,300	9.5	99,889
Total Inferred		690,400	7.6	167,786

Notes to Black Fox Mineral Resource estimate:
1.	Mineral Reserves stated as at December 31, 2013.
2.	Open pit cut-off grade of 0.9 g/t Au and underground cut-off grade of 3.0 g/t.
3.	Gold price assumed is US$1,300 per troy ounce and exchange rate of US$1.00=C$1.10 was used in the gold cut-off grade calculations.
4.

Detailed footnotes can be found in the NI 43-101 Technical Report titled “TECHNICAL REPORT ON THE MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES FOR THE BLACK FOX COMPLEX”, dated June 30, 2014 and filed on www.sedar.com.

Table 5: Grey Fox Mine Mineral Resources as at December 31, 2013.

Classification	Category	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Indicated	Open Pit	3,882,000	2.5	314,615
Indicated	Underground	1,394,300	5.4	243,041
Total Indicated		5,276,300	3.3	557,655
Inferred	Open Pit	486,500	2.8	43,309
Inferred	Underground	1,065,100	5.1	175,511
Total Inferred		1,551,600	4.4	218,820

Notes to Grey Fox Mineral Resource estimate:
1.	Mineral Reserves stated as at 31 December 2013.
2.	Open pit cut-off grade of 0.9 g/t Au and underground cut-off grade of 3.0 g/t
3.	Gold price assumed is US$1,300 per troy ounce and exchange rate of US$1.00=C$1.10 was used in the gold cut-off grade calculations.
4.

Detailed footnotes can be found in the NI 43-101 Technical Report titled “TECHNICAL REPORT ON THE MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES FOR THE BLACK FOX COMPLEX”, dated June 30, 2014 and filed on www.sedar.com.

Surface drilling was conducted by Norex Drilling supervised by Primero’s exploration team. Mr. Gabriel Voicu, P. Geo., Vice President Geology and Exploration, reviewed the technical exploration information in this news release as the Qualified Person (“QP”) for the purposes of National Instrument 43-101 (“NI 43-101”) for the Company. All samples are ½ core and analyses reported herein were performed by the independent laboratories Polymet Labs of Cobalt, Ontario, which is ISO 9001:2000 certified in North America using standard fire assay procedures or AGAT Laboratories of Mississauga, Ontario, which is ISO 9001/IEC17025, using fire assay with ICP-OES finish or using gravimetric finish for values over 10 g/t gold. Intercepts cited do not necessarily represent true widths, however drilling is generally intersecting interpreted mineralized zones at a high angle. Primero’s quality control program includes systematic insertion of blanks, standard reference material and duplicates to ensure laboratory accuracy. Generally, in a block of twenty samples one will be a duplicate, one will be a standard and one will be a blank.

The Mineral Resource and Mineral Reserve estimates for the Black Fox Complex have been prepared under the supervision of Mr. Harold Brisson PhD, Eng., Resource Manager of Primero and a QP for the purposes of NI 43-101. Mr. Gabriel Voicu P.Geo., Vice President, Geology and Exploration, of Primero and QP for the purposes of NI 43-101 has approved the Mineral Resource and Mineral Reserve estimates for the Black Fox Complex. The scientific and technical information regarding exploration results contained herein is based on information prepared by or under the supervision of Mr. Gabriel Voicu. A NI 43-101 report, disclosing the updated Mineral Resource and Mineral Reserve estimates for the Black Fox Complex has been prepared and filed on SEDAR by Primero. Both of the above QPs have reviewed and approved the contents of this news release.

Figure 1: Black Fox Drill Hole Locations

Figure 2: Grey Fox Property: Contact, 147 and GFS Zone Locations

N
Black Fox Mine
0
1
2
kilometres
PRIMERO
Legend
Porcupine Group Sediments
Graphitic Horizon
Mafic Volcanics
Variolitic Mafic Volcanics
Diabase
Gabbro/Diorite
Ultramafic Volcanics
Mafic Intrusives
Metasediments
Gibson Intrusive Complex
Property Boundary
PDFZ Corridor
Gold Mines and Deposits
Fault/Shear Zones
Unconformity
Contact Zone
147 Zone
Grey Fox South Corridor
Gibson Deposit
School House Zone
Gibson South

Figure 3: Grey Fox Property Drill Hole Locations

N
PRIMERO
Contact Zone and Grey Fox South Drilling
Reported in Press Release
Assays Pending
Assays Previously Reported
*68 GFS and 210 CZ previously reported holes drilled in 2008-14 are not displayed on the map
GF11-148
GF11-316
GF11-151
GF11-238
GF11-234
GF11-261
Metasediments
School House Zone
Contact Zone
Ultramafic Volcanics
Mafic Intrusives
Mafic Volcanics
Variolitic Volcanics
Grey Fox South Corridor
GF12-563
GF12-416
GF11-393
0
250
500
metres

Appendix 1: Drill Results from Grey Fox Property - Contact, 147 and GFS Zones

Hole	From (m)	To (m)	Core Width (m)	Gold Grade (g/t)	Mineralized Zone	Metal Factor (grade x width)
GF13-804	205.0	248.0	43.0	2.7	Contact Zone	114.8
including	218.0	220.0	2.0	9.5	Contact Zone	19.1
GF13-810	19.4	41.6	22.2	6.96	Contact Zone	154.9
including	40.6	41.6	1.0	*100.0	Contact Zone	100.0
	85.0	108.3	23.3	2.6	Contact Zone	59.4
including	96.0	99.0	3.0	11.6	Contact Zone	34.7
	405.0	406.0	1.0	30.9	Contact Zone	30.9
	485.0	499.0	14.0	2.2	Contact Zone	30.8
GF14-830	27.0	29.0	2.0	2.3	Contact Zone	4.5
GF14-840	86.0	87.0	1.0	1.2	Contact Zone	1.2
	251.0	252.0	1.0	40.6	Contact Zone	40.6
	253.2	254.0	0.8	2.3	Contact Zone	1.8
GF14-846	137.0	143.0	6.0	2.4	Contact Zone	14.1
	183.0	184.0	1.0	1.1	Contact Zone	1.1
	263.0	264.0	1.0	1.4	Contact Zone	1.4
	282.6	284.0	1.4	1.5	Contact Zone	2.1
	289.0	294.0	5.0	1.4	Contact Zone	7.1
	349.0	350.0	1.0	5.0	Contact Zone	5.0
GF14-848	83.7	84.7	1.0	1.2	Contact Zone	1.2
	125.3	126.3	1.0	2.1	Contact Zone	2.1
	273.0	273.8	0.8	2.2	Contact Zone	1.6
	285.0	286.0	1.0	1.2	Contact Zone	1.2
	369.1	411.9	42.8	3.7	Contact Zone	156.6
including	376.0	380.0	4.0	15.3	Contact Zone	61.2
and	386.1	388.2	2.1	17.5	Contact Zone	36.4
	454.3	469.0	14.8	3.2	Contact Zone	46.6
including	454.3	457.3	3.0	9.8	Contact Zone	29.3
GF14-851	26.7	28.5	1.9	1.1	Contact Zone	1.9
	47.9	49.0	1.1	1.3	Contact Zone	1.4
	75.7	77.7	2.0	1.2	Contact Zone	2.4
	153.4	154.4	1.0	8.4	Contact Zone	8.4
	238.5	240.5	2.0	10.4	Contact Zone	20.8
	251.5	255.3	3.8	2.8	Contact Zone	10.6
	306.0	308.0	2.0	1.3	Contact Zone	2.7
	370.0	377.0	7.0	3.0	Contact Zone	21.1

	386.0	400.0	14.0	1.3	Contact Zone	17.6
GF14-860	46.0	49.0	3.0	1.3	Contact Zone	3.9
	94.0	97.0	3.0	9.6	Contact Zone	28.7
	102.0	104.0	2.0	2.2	Contact Zone	4.4
	147.0	148.0	1.0	1.2	Contact Zone	1.2
	200.9	203.0	2.1	9.8	Contact Zone	20.2
	225.0	244.5	19.5	4.7	Contact Zone	92.3
	323.0	326.0	3.0	1.1	Contact Zone	3.2
	399.9	400.9	1.0	2.8	Contact Zone	2.8
GF14-862	47.0	48.0	1.0	4.1	Contact Zone	4.1
	73.0	74.5	1.5	12.0	Contact Zone	17.9
	229.0	234.0	5.0	7.6	Contact Zone	38.0
	289.0	325.0	36.0	4.4	Contact Zone	156.6
	334.0	340.0	6.0	1.1	Contact Zone	6.7
	368.0	369.0	1.0	2.9	Contact Zone	2.9
	376.0	377.0	1.0	1.2	Contact Zone	1.2
	382.8	384.3	1.5	2.1	Contact Zone	3.2
	447.0	454.0	7.0	1.7	Contact Zone	12.0
	508.0	511.0	7.0	1.9	Contact Zone	13.6
GF14-867	77.0	78.0	1.0	2.4	Contact Zone	2.4
	86.0	91.0	5.0	6.3	Contact Zone	31.3
	213.4	214.4	1.0	1.9	Contact Zone	1.9
	220.1	221.0	0.9	2.2	Contact Zone	2.0
	452.0	453.0	1.0	8.8	Contact Zone	8.8
	499.0	542.0	43.0	3.6	Contact Zone	153.2
GF14-842	211.0	221.6	10.6	3.0	Grey Fox South	31.4
	230.0	231.0	1.0	4.1	Grey Fox South	4.1
GF14-852	36.0	38.0	2.0	1.5	Grey Fox South	3.0
	46.0	47.0	1.0	1.4	Grey Fox South	1.4
	51.0	52.0	1.0	1.9	Grey Fox South	1.9
	95.0	97.0	2.0	27.0	Grey Fox South	53.9
	148.0	149.0	1.0	1.7	Grey Fox South	1.7
	155.0	168.0	13.0	11.4	Grey Fox South	148.5
including	159.0	163.0	4.0	25.0	Grey Fox South	99.8
and	166.0	167.0	1.0	21.4	Grey Fox South	21.4
	177.0	188.0	11.0	2.0	Grey Fox South	21.6
	205.0	209.0	4.0	1.3	Grey Fox South	5.1
GF14-853	113.5	115.7	2.2	1.6	Grey Fox South	3.3
	147.5	147.9	0.4	25.2	Grey Fox South	8.8

	283.3	284.0	0.7	2.2	Grey Fox South	1.5
	309.7	310.2	0.5	1.5	Grey Fox South	0.8
	338.5	342.4	3.9	1.3	Grey Fox South	5.2
	355.3	382.0	26.7	1.1	Grey Fox South	29.6
GF14-857	65.0	70.0	5.0	1.9	Grey Fox South	9.6
	77.0	83.0	6.0	1.3	Grey Fox South	7.6
	90.0	98.0	8.0	2.5	Grey Fox South	19.8
	107.0	108.0	1.0	1.8	Grey Fox South	1.8
	119.0	120.0	1.0	1.4	Grey Fox South	1.4
	215.0	236.0	21.0	9.4	Grey Fox South	198.2
	251.0	254.0	3.0	2.5	Grey Fox South	7.4
	260.0	264.0	4.0	16.8	Grey Fox South	67.0
GF14-859	79.0	80.0	1.0	5.6	Grey Fox South	5.6
	122.0	123.0	1.0	1.8	Grey Fox South	1.8
	174.0	175.0	1.0	1.6	Grey Fox South	1.6
	197.0	198.0	1.0	7.9	Grey Fox South	7.9
	215.0	216.0	1.0	1.3	Grey Fox South	1.3
	230.0	231.0	1.0	2.8	Grey Fox South	2.8
	238.3	241.0	2.8	1.6	Grey Fox South	4.4
	302.0	304.0	2.0	1.6	Grey Fox South	3.2
	337.0	349.0	12.0	4.3	Grey Fox South	51.0
	357.0	364.0	7.0	8.3	Grey Fox South	58.2
	369.0	370.0	1.0	1.2	Grey Fox South	1.2
GF14-863	32.0	33.0	1.0	2.7	Grey Fox South	2.7
	43.0	47.0	4.0	1.6	Grey Fox South	6.3
	116.0	121.0	5.0	2.9	Grey Fox South	14.4
	197.0	197.4	0.4	68.0	Grey Fox South	27.2
	333.0	336.0	3.0	11.1	Grey Fox South	33.2
	348.0	349.0	1.0	1.0	Grey Fox South	1.0
GF14-864	40.0	41.0	1.0	1.8	Grey Fox South	1.8
	45.0	46.0	1.0	1.0	Grey Fox South	1.0
	56.0	57.0	1.0	1.0	Grey Fox South	1.0
	97.0	107.0	10.0	3.5	Grey Fox South	34.5
	133.0	137.0	4.0	3.0	Grey Fox South	11.8
	242.0	244.0	2.0	1.2	Grey Fox South	2.4

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

TECHNICAL INFORMATION AND QUALIFIED PERSON NOTES

The Mineral Resource and Mineral Reserve estimates for the Black Fox Complex have been prepared under the supervision of Mr. Harold Brisson PhD, Eng., Resource Manager of Primero and a Qualified Person (“QP”) for the purposes of National Instrument 43-101 (“NI 43-101”). The scientific and technical information regarding exploration results contained herein is based on information prepared by or under the supervision of Mr. Gabriel Voicu P.Geo., Vice President, Geology and Exploration, of Primero and a QP for the purposes of NI 43-101. A NI 43-101 report, disclosing the updated Mineral Resource and Mineral Reserve estimates for the Black Fox Complex has been prepared and filed on SEDAR by Primero. Both of the above QPs have reviewed and approved the contents of this news release.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES AND RESERVE ESTIMATES

This news release has been prepared in accordance with the requirements of Canadian provincial securities laws which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included in this news release have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification systems. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource estimates disclosed in this news release may not be comparable to similar information disclosed by U.S. companies.

The mineral reserve estimates in this news release have been prepared in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended, as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definition of “proven and probable reserves” used in NI 43-101 differs from the definition in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this news release may not qualify as “reserves” under SEC standards.

In addition, this news release uses the terms “measured and indicated resources” and “inferred resources” to comply with the reporting standards in Canada. The Company advises United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist. In accordance with Canadian securities laws, estimates of “inferred resources” cannot form the basis of feasibility or other economic studies. It cannot be assumed that all or any part of “measured and indicated resources” or “inferred resources” will ever be upgraded to a higher category or are economically or legally mineable. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian securities laws; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

NI 43-101 also permits the inclusion of disclosure regarding the potential quantity and grade, expressed as ranges, of a target for further exploration provided that the disclosure (i) states with equal prominence that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as a mineral resources, and (ii) states the basis on which the disclosed potential quantity and grade has been determined. Disclosure regarding exploration potential has been included in this news release. United States investors are cautioned that disclosure of such exploration potential is conceptual in nature by definition and there is no assurance that exploration will result in any category of NI 43-101 mineral resources being identified.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expect”, “is expected”, “in order to”, “is focused on” (a future event), “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, or the negative connotation thereof. Forward-looking statements include, but are not limited to, statements regarding the Company's estimation of mineral reserves and resources and the realization of mineral reserve estimates (including all assumptions), the ability to identify new resources and convert resources into reserves and resources, the ability to access ore below the current mining level, the timing, nature and success of exploration activities, the discovery of new mineralization in the lower west, lower east or Tamarack zones and intentions to becoming an intermediate gold producer. The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that there are no significant disruptions affecting operations; that the Company does not change its development and exploration plans; that prices for gold and silver remain consistent with the Company's expectations; that the Company identifies new mineralization and extensions of existing mineralization, that the Company’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate, the discovery of additional ounces close to infrastructure and that mine development progresses as planned. Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the ability to achieve planned production levels; the ability to fund exploration and development expenditures and for the expenditures to discover mineralization in minable quantities; possible variations in ore reserves, grade or recovery rates, mine development and operating risks; that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of the mill expansion, exploration and development plans; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; governmental and environmental regulation; landowner dissatisfaction and disputes; damage to equipment; and the ability to build a portfolio of precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Fo rward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.